Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated January 14, 2013

Relating to Preliminary Prospectus Supplement dated January 14, 2013

Registration Statement No. 333-171697

ENERGY TRANSFER PARTNERS, L.P.

3.60% SENIOR NOTES DUE 2023

5.15% SENIOR NOTES DUE 2043

Pricing Term Sheet

Issuer:	Energy Transfer Partners, L.P.

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa3 (stable) / BBB- (stable) / BBB- (negative)

Security Type:	Senior Unsecured Notes

Pricing Date:	January 14, 2013

Settlement Date:	January 22, 2013 (T+5)

Use of Proceeds:	To repay amounts outstanding under the revolving credit facility and for general partnership purposes.

	3.60% Senior Notes due 2023	5.15% Senior Notes due 2043

Maturity Date:	February 1, 2023	February 1, 2043

Principal Amount:	$800,000,000	$450,000,000

Benchmark Treasury:	1.625% due November 15, 2022	2.75% due August 15, 2042

Benchmark Yield:	1.862%	3.044%

Spread to Benchmark:	+175 bps	+215 bps

Yield to Maturity:	3.612%	5.194%

Coupon:	3.60%	5.15%

Public Offering Price:	99.899%	99.333%

Underwriting Discount:	0.65%	0.875%

Net Proceeds to Issuer (before expenses):	$793,992,000	$443,061,000

Optional Redemption:

Make-Whole Call:	T + 30 bps prior to November 1, 2022	T + 35 bps prior to August 1, 2042

Call at Par:	On or after November 1, 2022	On or after August 1, 2042

Interest Payment Dates:	February 1 and August 1 beginning August 1, 2013	February 1 and August 1 beginning August 1, 2013

CUSIP / ISIN:	29273R AS8 / US29273RAS85	29273R AT6 / US29273RAT68

Joint Book-Running Managers:

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

SunTrust Robinson Humphrey, Inc.

Wells Fargo Securities, LLC

Credit Suisse Securities (USA) LLC

Goldman, Sachs & Co.

U.S. Bancorp Investments, Inc.

RBC Capital Markets, LLC

Co-Managers:	DNB Markets, Inc. Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC UBS Securities LLC

* Note: A securities rating is not a recommendation to buy, sell or hold a security and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC’s online database (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, SunTrust Robinson Humphrey, Inc. toll-free at 1-800-685-4786 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.